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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ____________________________

                                SCHEDULE 13E-3

                                 Rule 13e-100

                   Transaction Statement under Section 13(e)
       of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
                               (Final Amendment)

                          ____________________________

                              KENETECH CORPORATION
                          ____________________________
                             (Name of the Issuer)



                              KENETECH CORPORATION
                                 MARK D. LERDAL
                                  ____________
                     (Name of Person(s) Filing Statement)



                   Common Stock, par value $0.0001 per share

                                  ____________
                        (Title of Class of Securities)



                                   488878109
                                  ____________
                     (CUSIP Number of Class of Securities)


                              DIANNE P. URHAUSEN
                    VICE PRESIDENT AND CORPORATE SECRETARY
                             KENETECH CORPORATION
                         500 SANSOME STREET, SUITE 410
                       SAN FRANCISCO, CALIFORNIA  94111
                          TELEPHONE:  (415) 398-3825

                                 ____________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                 ____________




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     This statement is filed in connection with (check the appropriate box):

     a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.[_] The filing of a registration statement under the Securities Act of 1933.

     c.[x] A tender offer.

     d.[_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[_]

     Check the following box if the filing is a final amendment reporting the results of the transaction:[x]

                                 ____________
                           Calculation of Filing Fee

================================================================================
Transaction Valuation*                                    AMOUNT OF FILING FEE**
________________________________________________________________________________
     $34,549,971                                                  6,910
================================================================================

     *Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

     **Calculated as 1/50 of 1% of the transaction value.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


AMOUNT PREVIOUSLY PAID: $6,910              FILING PARTY: KC MERGER CORP.
Form or Registration No.: Schedule TO/13E-3               KC HOLDING CORPORATION
                                                          VALUEACT CAPITAL
                                                          PARTNERS, L.P.
                                              Date Filed: November 7, 2000


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                                  INTRODUCTION

     This Final Amendment (the "Final Amendment") to the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), relates to the offer by KC Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of KC Holding Corporation, a Delaware corporation ("Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated November 7, 2000 (the "Schedule TO"), to purchase all of the outstanding shares of common stock of KENETECH Corporation, a Delaware corporation ("KENETECH"), par value $.0001 per share, at a price of $1.04 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Initial Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), the supplement to the Offer to Purchase dated November 26, 2000 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(1)(H) (the Initial Offer to Purchase and the Supplement are together referred to herein as the "Offer to Purchase") and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer"). The Schedule TO was originally filed by Purchaser, Parent and ValueAct Capital Partners, L.P. ("ValueAct" or "VAC") with the Securities and Exchange Commission on November 7, 2000.

     In response to the Offer, KENETECH filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000, Amendment No. 2 to Schedule 14D-9 filed on November 27, 2000, Amendment No. 3 to Schedule 14D-9 filed on November 29, 2000, Amendment No. 4 to Schedule 14D-9 filed on December 12, 2000, Amendment No. 5 to Schedule 14D-9 filed on December 13, 2000, Amendment No. 6 to
Schedule 14D-9 filed on December 20, 2000 and Amendment No. 7 to Schedule 14D-9 filed on December 28, 2000 (as amended, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The information contained in this Schedule 13E-3 and/or the Offer to Purchase concerning each filing person other than KENETECH was supplied by each such filing person and no other filing person, including KENETECH, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 3.

     This Final Amendment is being filed on behalf of KENETECH and Mr. Mark D. Lerdal.

ITEM 5.

     Item 5 of the Schedule 13E-3 is hereby amended and supplemented by the following:

     "As more fully described in Item 6 hereof, Purchaser and KENETECH entered into a Stock Purchase Agreement, dated December 29, 2000 (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit (d)(11), pursuant to


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which Purchaser purchased certain additional Shares of Common Stock, as further described in Item 6, in consideration for an aggregate amount of $14,934,728.64 (the "Stock Purchase Consideration")."

ITEM 6.

     Item 6 of the Schedule 13E-3 is hereby amended and supplemented by the following:

     "On December 28, 2000, Purchaser accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on December 27, 2000. Based on information provided by Mellon Investor Services, L.L.C., the depositary for the Offer, 16,021,160 Shares (including 49,502 Shares tendered pursuant to notices of guaranteed delivery) were validly tendered pursuant to the Offer and not withdrawn. Immediately after the purchase of the tendered Shares, Purchaser owned approximately 86% of the outstanding Shares.

     On December 29, 2000, Purchaser and KENETECH entered into the Stock Purchase Agreement providing for the sale by KENETECH of 14,360,316 Shares of Common Stock to Purchaser for the purchase price amount of $1.04 per Share of Common Stock or an aggregate amount of $14,934,728.64 (the "Stock Purchase").

     Effective upon the consummation of the Stock Purchase, Purchaser owned at least 90% of the outstanding Shares of Common Stock. On December 29, 2000, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into KENETECH in accordance with the General Corporation Law of the State of Delaware, with KENETECH continuing as the surviving corporation (the "Surviving Corporation").

     Upon the Merger becoming effective, (i) each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser was converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; (ii) each issued and outstanding Share of Common Stock held in KENETECH's treasury or held by Parent or any wholly owned subsidiary of Parent was canceled without any consideration being delivered therefor; and
(iii) each issued and outstanding Share of Common Stock, other than Shares canceled as described above and other than Shares held by stockholders properly exercising appraisal rights pursuant to the provisions of applicable law, was converted into the right to receive from the Surviving Corporation the Merger Consideration.

     In connection with the Merger: (i) each then outstanding option to purchase any Shares (in each case an "Option") was canceled by the KENETECH and in consideration for such cancellation, the holder of the Option received the right to receive from the Surviving Corporation cash in an amount equal to (A) the product of (1) the number of Shares subject to such Option and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of Shares subject to such Option, minus (B) all applicable


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federal, state and local taxes required to be withheld with respect to such payment; and (ii) each holder of a then outstanding warrant to purchase any Shares (in each case a "Warrant") received the right to receive in cash an amount (the "Warrant Consideration") equal to (A) the product of (1) the number of Shares subject to such Warrant and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of the Shares subject to the Warrant, minus (B) all applicable federal, state and local taxes required to be withheld with respect to such payment, as a result, such holder agreeing that, after the effective time of the Merger, each such Warrant held by such holder represented the right to receive from the Surviving Corporation the Warrant Consideration.

     As a result of the Merger, the Surviving Corporation became a wholly owned subsidiary of Parent.

     A Form 15 has been filed with the Commission in order to deregister the Shares. A press release relating to the consummation of the Merger is attached as Exhibit (a)(1)(U) and is incorporated herein by reference."

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Item 10 of the Schedule 13E-3 is hereby amended and supplemented by the following:

     "The Stock Purchase was funded by a capital contribution from Parent to Purchaser, which in turn was funded from the proceeds of the issuance of a promissory note in the face amount of $14,934,728.64 from Parent to ValueAct Capital Partners, L.P. ("ValueAct") with a stated interest rate of 8% per annum (the "Note"). The Note, a copy of which is attached hereto as Exhibit (b)(1), will be repaid by the Surviving Corporation from cash on hand promptly following the consummation of the Merger."

ITEM 16.  EXHIBITS.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the following:

     (a)(1)(U)     Press Release issued by Parent dated January 2, 2001+++++++

     (b)(1) Promissory Note, dated as of December 29, 2000, issued by Parent in favor of ValueAct

     (d)(11) Stock Purchase Agreement, dated as of December 29, 2000, by and between Purchaser and KENETECH+++++++

+++++++  Incorporated by reference to Amendment No. 7 to Schedule 13D filed by
     Parent, KENETECH, ValueAct and VA Partners, L.L.C. on January 2, 2001.


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                                   SIGNATURES

     After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2001               KENETECH CORPORATION

                                      By: /s/ Dianne P. Urhausen
                                          ----------------------
                                      Name: Dianne P. Urhausen
                                     Title: Vice President and Corporate
                                            Secretary


                                      MARK D. LERDAL

                                      /s/ Mark D. Lerdal
                                      ------------------
                                      Name:  Mark D. Lerdal


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                                 EXHIBIT INDEX

     (a)(1)(A)     Offer to Purchase dated November 6, 2000*+

     (a)(1)(B)     Letter of Transmittal*+

     (a)(1)(C)     Notice of Guaranteed Delivery*+

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+

     (a)(1)(G)     Press Release of KENETECH, dated October 25, 2000**

     (a)(1)(H)     Supplement to Offer to Purchase dated November 26, 2000****++

     (a)(1)(I) Recommendation Statement on Schedule 14D-9 of KENETECH Corporation, dated November 6, 2000***+

     (a)(1)(J) Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 14, 2000 (filed as Schedule 14D-9 on November 14, 2000 and incorporated by reference)

     (a)(1)(K) Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 27, 2000 (filed as Schedule 14D-9 on November 27, 2000 and incorporated by reference)

     (a)(1)(L)     Press Release issued by Purchaser on November 29, 2000*****

     (a)(1)(M) Amendment No. 3 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 29, 2000 (filed as Schedule 14D-9 on November 29, 2000 and incorporated by reference)

     (a)(1)(N) Amendment No. 4 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated December 12, 2000 (filed as Schedule 14D-9 on December 12, 2000 and incorporated by reference)

     (a)(1)(O) Amendment No. 5 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated December 13, 2000 (filed as Schedule 14D-9 on December 13, 2000 and incorporated by reference)

     (a)(1)(P)    Press Release issued by Purchaser on December 12, 2000++++

     (a)(1)(Q) Amendment No. 5 to Schedule TO/13E-3, dated December 19, 2000 (incorporated by reference to Amendment No. 5 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 20, 2000)


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     (a)(1)(R)    Amendment No. 6 to Recommendation Statement on Schedule 14D-9
                  of KENETECH, dated December 20, 2000 (filed as Schedule 14D-9 on December 20, 2000 and incorporated by reference)

     (a)(1)(S) Press Release issued by Purchaser and KENETECH on December 19, 2000+++++

     (a)(1)(T)    Press Release issued by Purchaser on December 28, 2000++++++

     (a)(1)(U)    Press Release issued by Parent dated January 2, 2001+++++++

     (a)(2)       Letter to Stockholders, dated November 6, 2000***+

     (a)(5)(A) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against Gerald R. Alderson, Charles Christenson, Angus M. Duthie, Mark D. Lerdal and KENETECH (incorporated by reference to Schedule III attached to the Schedule 14D-9)***+

     (a)(5)(B) Opinion by the Court denying the Motion to Dismiss, dated July 26, 2000 (incorporated by reference to Schedule IV attached to the Schedule 14D-9)***+

     (a)(5)(C) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against KENETECH, Angus M. Duthie, Mark D. Lerdal, Gerald R. Alderson and Charles Christenson***

     (a)(5)(D) Opinion by the Court dismissing Class Action, dated July 26, 2000***

     (a)(5)(E) Pages 15 through 35 of KENETECH's Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to KENETECH's Form 10-K filed with the Securities and Exchange Commission on March 28, 2000)

     (a)(5)(F) Pages 2 through 23 of KENETECH's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to KENETECH's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000)

     (a)(5)(G) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al. (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by KENETECH on November 14, 2000)

     (a)(5)(H) Pages 3 through 28 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14,
                  2000)


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     (a)(5)(I)    Opinion by the Court denying the Request for a Preliminary
                  Injunction, dated December 11, 2000+++

     (a)(5)(J)    Press Release issued by KENETECH on December 12, 2000+++

     (b)(1) Demand Promissory Note, dated as of December 28, 2000, issued by Parent in favor of ValueAct

     (c)(1) Opinion of Houlihan Lokey to the Special Committee and the Board of Directors of KENETECH, dated October 25, 2000 (incorporated by reference to Schedule II attached to the Schedule 14D-9)+

     (c)(2) Presentation to KENETECH's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000*

     (c)(3)       Schedule of the 823 U.S. acquisitions considered by Houlihan
                  Lokey****

     (c)(4) Feasibility Assessment of the Proposed Astoria Energy Project, prepared by Navigant Consulting, Inc. for VAC****

     (d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among KENETECH, Purchaser and Parent**

     (d)(2) Confidentiality Agreement, dated June 29, 2000, between KENETECH and VAC*

     (d)(3) Guaranty, dated October 25, 2000, by VAC for the benefit of KENETECH*

     (d)(4) Subscription and Contribution Agreement, dated October 24, 2000, among VAC, Parent and Mark D. Lerdal*

     (d)(5) Form of Stockholders Agreement, undated, among Parent, Mark D. Lerdal and certain investing stockholders*

     (d)(6) Voting Agreement, dated October 25, 2000, among Parent, Purchaser and Mark D. Lerdal*

     (d)(7) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal*

     (d)(8) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule l4f-1 thereunder (incorporated by reference to Schedule I attached to the Schedule 14D-9)+


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     (d)(9)       Amendment to Rights Agreement, dated October 25, 2000, between
                  KENETECH and ChaseMellon Shareholder Services, L.L.C.***

     (d)(10) Amendment No. 1 to Agreement and Plan of Merger, dated as of December 19, 2000, by and among KENETECH, Purchaser and Parent+++++

     (d)(11) Stock Purchase Agreement, dated as of December 29, 2000, by and between Purchaser and KENETECH+++++++

     (f) Section 262 of the General Corporation Law of State of Delaware; Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase)*

     (g)          None
     _________________

* Incorporated by reference to the Schedule TO filed by Purchaser, Parent and VAC on November 6, 2000.

**       Incorporated by reference to Form 8-K filed by KENETECH on October 26,
         2000.

*** Incorporated by reference to the Schedule 14D-9 filed by KENETECH on November 7, 2000.

**** Incorporated by reference to Amendment No. 2 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 27, 2000.

***** Incorporated by reference to Amendment No. 3 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 29, 2000.

+ Included in copies mailed to KENETECH's stockholders on November 7, 2000.

++ Included in copies mailed to the Company's stockholders on November 27, 2000.

+++ Incorporated by reference to Amendment No. 4 to Schedule 14D-9 filed by KENETECH on December 12, 2000.

++++ Incorporated by reference to Amendment No. 4 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 13, 2000.

+++++ Incorporated by reference to Amendment No. 5 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 20, 2000.

++++++ Incorporated by reference to Amendment No. 6 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 28, 2000.

+++++++ Incorporated by reference to Amendment No. 7 to Schedule 13D filed by Parent, KENETECH, ValueAct and VA Partners, L.L.C. on January 2, 2001.